Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of October, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ULTRAPAR HOLDINGS INC.

ITEM

1.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724

MATERIAL NOTICE

São Paulo, October 14, 2016 – Ultrapar Participações S.A. (“Ultrapar”), as a complement to the Market Announcement released on September 5, 2016, hereby informs that it is in advanced negotiations with Petróleo Brasileiro S.A. - Petrobras for the acquisition, through its subsidiary Companhia Ultragaz S.A., of the total share capital of Liquigás Distribuidora S.A. - Liquigás (“Transaction”).

The Transaction is pending final negotiations and approval by the parties, including Ultrapar’s Board of Directors. The Transaction will be subject to approval by the antitrust authorities in Brazil and to other customary conditions for this type of transaction.

Ultrapar will maintain the market and its shareholders informed about this subject, under the terms of the applicable legislation.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Material Notice)